UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 17, 2023

IAA, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38580	83-1030538
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

IAA, Inc.

Two Westbrook Corporate Center, Suite 500

Westchester, Illinois 60154

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (708) 492-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	IAA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act: ☐

Item 8.01.	Other Events.

As previously disclosed, IAA, Inc. (the “Company” or “IAA”) entered into an Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022 (as amended or otherwise modified prior to January 22, 2023, the “Original Merger Agreement”) as amended by that certain Amendment to the Agreement and Plan of Merger and Reorganization, dated as of January 22, 2023 (such amendment, the “Merger Agreement Amendment” and, together with the Original Merger Agreement, as it may be further amended or modified from time to time, the “Merger Agreement”), with Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“RBA”), Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of RBA, Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, providing for RBA’s acquisition of IAA in a stock and cash transaction.

On February 17, 2023, the Company gave conditional notice of optional full redemption pursuant to the Indenture, dated as of June 6, 2019 (as supplemented from time to time, the “Indenture”), by and among the Company, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee (as successor in interest to U.S. Bank National Association, the “Trustee”), that, subject to the satisfaction or waiver of specified conditions precedent, the Company has elected to redeem (the “Redemption”) on March 20, 2023 or, at the Company’s option, such later date as such conditions are satisfied (the “Redemption Date”) all $500.0 million aggregate principal amount of its outstanding 5.500% Senior Notes due 2027 (the “Notes”).

The redemption price with respect to any redeemed Note (the “Redemption Price”) will be equal to 102.750% of the principal amount of such Note, plus accrued and unpaid interest thereon, if any, to, but excluding the Redemption Date. The payment of the Redemption Price and the performance of the Company’s obligations with respect to the Redemption of the Notes will be performed by RBA or one of its affiliates.

The redemption is subject to the satisfaction (or waiver by the Company in its sole discretion) of each of the following conditions precedent: (i) the consummation (as and when determined by the Company in its sole and absolute discretion) on or prior (if applicable) to March 20, 2023 (or such later date as may be determined by the Company in its sole and absolute discretion) of the Mergers (as defined in the Merger Agreement) on terms and conditions satisfactory in all respects to the Company in its sole and absolute discretion and (ii) the delivery by the Company to the Trustee of written notice confirming that the condition in the foregoing clause (i) has been satisfied and stating the final Redemption Date and the exact Redemption Price. In the event that such conditions precedent will not have been so satisfied (or waived by the Company in its sole discretion) by the Redemption Date, the Company will so notify the Trustee and the holders of the Notes, and upon any such notice, the redemption notice shall be rescinded and of no force or effect for any purpose.

This Current Report on Form 8-K does not constitute an offer to sell, the solicitation of an offer to buy, an offer to purchase or a solicitation of an offer to sell any securities, including the Notes, nor shall it constitute an offer, solicitation, sale or purchase in any jurisdiction in which such offer, solicitation, sale or purchase is unlawful. This Current Report on Form 8-K does not constitute a notice of redemption under the Indenture.

Forward-Looking Statements

Certain statements contained in this Current Report on Form 8-K include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements made that are not historical facts may be forward-looking statements and can be identified by words such as “should,” “may,” “will,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions. In this Current Report on Form 8-K, such forward-looking statements include statements regarding our intention and ability to redeem the Notes and our ability to consummate the proposed business combination transaction with RBA. Such statements are based on management’s current expectations, are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Risks and uncertainties related to the Redemption of the Notes and our pending merger with RBA that may cause actual results to differ materially include, but are not limited to: the extent to which various closing conditions to the pending merger with RBA are satisfied (or waived), in our sole discretion with respect to the Redemption of the Notes, including the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the IAA transaction or that our stockholders may not approve the adoption of the Merger Agreement, the approval for listing by the New York Stock Exchange and the Toronto Stock Exchange of common shares of RBA to be issued pursuant to the Merger Agreement, the accuracy of the representations and warranties of each party contained in the Merger Agreement and the compliance by each party with its covenants contained in the Merger Agreement, the absence of a material adverse effect with respect to each party under the Merger Agreement and the receipt by us of an opinion from tax counsel as to the IAA transaction qualifying as a “reorganization” and not resulting in gain recognition for certain of our stockholders under the applicable provisions of the Internal Revenue Code; either party’s ability to terminate the Merger Agreement or that the closing of the proposed transaction might be delayed or not occur at all; the extent to which potential litigation filed against us or RBA could prevent or delay the completion of the merger; our future levels of indebtedness; and the possibility that catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as our or RBA’s response to any of the aforementioned factors, may prevent or delay the completion of the IAA transaction. There can be no assurance that the pending merger with RBA will in fact be consummated. Other risks and uncertainties related to the pending merger with RBA are included in the Registration Statement (as defined below), the IAA Proxy Statement (as defined below) and joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed IAA transaction, and additional risks and uncertainties relating to IAA and its business are included in our filings with the SEC, including under "Risk Factors" in our Form 10-K for the year ended January 2, 2022 filed with the SEC on February 28, 2022 and Item 1A “Risk Factors” in our Quarterly Reports on Form 10-Q filed with the SEC on May 10, 2022 and November 9, 2022. Additional information regarding risks and uncertainties will also be contained in subsequent annual and quarterly reports we file with the SEC, including our Form 10-K for the year ended January 1, 2023, which we expect to file on or prior to March 1, 2023. Other risks and uncertainties that are not presently known to us or that we currently deem immaterial may also affect our business or operating results. The forward-looking statements included in this Current Report on Form 8-K are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statement to reflect new information or events, except as required by law.

No Offer or Solicitation

This report is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed IAA transaction, RBA filed with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed IAA transaction on December 14, 2022 (the “Initial Registration Statement”), as amended by Amendment No. 1 and Amendment No. 2 to the Initial Registration Statement filed with the SEC and applicable Canadian security regulatory authorities on February 1, 2023 and February 9, 2023, respectively (together with the Initial Registration Statement, the “Registration Statement”). The Registration Statement was declared effective by the SEC on February 10, 2023. The Registration Statement includes a joint proxy statement/prospectus which will be sent to the shareholders of RBA and stockholders of IAA seeking their approval of their respective transaction-related proposals. On February 10, 2023, IAA filed a definitive proxy statement on Schedule 14A (the “IAA Proxy Statement”) with the SEC and began mailing of the IAA Proxy Statement to IAA shareholders on February 10, 2023. Each of RBA and IAA may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed IAA transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that RBA or IAA may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE IAA PROXY STATEMENT ON SCHEDULE 14A AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES IN CONNECTION WITH THE PROPOSED IAA TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, IAA AND THE PROPOSED IAA TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from IAA at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by IAA (when they are available) will be available free of charge by accessing IAA’s website at investors.iaai.com or by contacting IAA’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and IAA, certain of their respective directors and executive officers and other members of management and employees, and Jeffrey C. Smith and potentially other Starboard employees, may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and IAA in respect of the proposed IAA transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about IAA’s directors and executive officers is available in IAA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, including information with respect to Mr. Smith, are contained or will be contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed IAA transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RBA or IAA free of charge using the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IAA, INC.

Dated: February 17, 2023

	By:	/s/ Susan Healy
Susan Healy
Executive Vice President, Chief Financial Officer (Principal Financial Officer)